SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                           Northstar Electronics, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.0001 Par Value Per Share
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                         (Title of Class of Securities)

                                    66704D101
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                                 (CUSIP Number)

                                 Michael Gardner
                           40 Wall Street, 58th Floor
                       New York, N.Y. 10005 (212) 509-1700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 2003
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________
1) Names of Reporting Persons.
   I.R.S. Identification Nos. of Above Persons (entities only)

         Michael Gardner
_______________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
_______________________________________________________________________________
3) SEC Use Only (See Instructions)


_______________________________________________________________________________
4) Source of Funds (See Instructions)

         PF
_______________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)       [_]

         Not Applicable
________________________________________________________________________________
6) Citizenship or Place of Organization

         United States
________________________________________________________________________________
                       7)  Sole Voting Power
                           1,428,285
Number of              _________________________________________________________
Shares Beneficially    8)  Shared Voting Power
Owned by Each              0
Reporting Person       _________________________________________________________
With                   9)  Sole Dispositive Power
                           1,428,285
                       _________________________________________________________
                       10) Shared Dispositive Power
                           0
_______________________________________________________________________________
11) Aggregate Amount Beneficially Owned by each Reporting Person

         1,428,285
_______________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [  ]

_______________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11)

         8.7%
_______________________________________________________________________________
14) Type of Reporting Person (See Instructions)

         IN -- Individual.
_______________________________________________________________________________
ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to the common stock, $0.0001 par value per share of Northstar Electronics, Inc. ("Northstar"), a Delaware corporation, with its principal executive offices at Suite #1455, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

_______________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   Michael Gardner
         (b)   Business address: 40 Wall Street, 58th Floor, New York, NY 10005
         (c)   Occupation: Investor,
               Principal business of employer: invest in other businesses, Baytree Capital Associates, LLC,
               40 Wall Street, 58th Floor, New York, NY 10005
         (d)   No
         (e)   No.
         (f)   United States


_______________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 21, 2003, using personal funds, Mr. Gardner acquired 714,285 shares of Common Stock and 714,000 warrants directly from the Company for $250,000.

_______________________________________________________________________________
ITEM 4.  PURPOSE OF TRANSACTION.

         All Northstar securities owned by Michael Gardner have been acquired for investment purposes only.

         (a)      None
         (b)      None
         (c)      None
         (d)      None
         (e)      None
         (f)      None
         (g)      None
         (h)      None
         (i)      None
         (j)      None
_______________________________________________________________________________
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) 1,428,285 shares of common stock, or 8.7% of the shares outstanding, which includes 714,000 warrants to purchase common stock.
         (b) Mr. Gardner has the sole power to vote and dispose of 1,428,285 shares of common stock.
         (c) On August 21, 2003, Mr. Gardner used personal funds to purchase 714,285 shares of common stock and 714,000 warrants (exercisable at $.50 per share) for $250,000 or $0.35 per share directly from the issuer.
         (d)      None.
         (e)      Not applicable.
_______________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None
_______________________________________________________________________________
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 2, 2003


                                         /s/ Michael Gardner
                                        ----------------------------------------
                                        Signature Michael Gardner


                                        ----------------------------------------
                                        Name/Title

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).